UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)*

Atna Resources Ltd.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

04957F101
(CUSIP Number)

Sprott Inc. Royal Bank Plaza, South Tower 200 Bay Street Suite 2700, PO Box 27 Toronto, Ontario M5J 2J1 (416) 943-4065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

36,519,988

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

36,519,988

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

36,519,988

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	04957F101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Gold and Precious Minerals Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,021,700

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

13,021,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,021,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	04957F101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric S. Sprott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,557,600

8.	SHARED VOTING POWER

36,519,988

9.	SOLE DISPOSITIVE POWER

2,557,600

10.	SHARED DISPOSITIVE POWER	[_]

36,519,988

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

39,077,588

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	04957F101

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Shares, no par value (the "Shares"), of Atna Resources Ltd., a corporation organized in the Province of British Columbia, Canada (the "Issuer").  The address of the principal executive offices of the Issuer is 14142 Denver West Parkway, Suite 250, Golden, Colorado, United States 80401.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Sprott Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Sprott"), Sprott Gold and Precious Minerals Fund, a mutual fund trust formed in the Province of Ontario, Canada ("Sprott Gold"), and Eric S. Sprott, a citizen of Canada ("Mr. Sprott" and, together with Sprott and Sprott Gold, the "Reporting Persons").

(b)	The address of the principal business and principal office of Sprott, Sprott Gold, and Mr. Sprott is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto ON Canada M5J 2J1.
(b),(c)
The principal occupation of Mr. Sprott is serving as Chief Executive Officer of Sprott Asset Management L.P., Chief Executive Officer and a Director of SAM GP, President and a Director of Sprott GenPar Ltd., a Director of the Sprott Foundation, and serving as the Portfolio Manager of Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and certain Sprott discretionary managed accounts.

Sprott Gold is a Canadian mutual fund trust and, as such, does not have any officers or directors.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sprott are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 36,519,988 Shares beneficially owned by Sprott came from the working capital of certain private investment funds and managed accounts that Sprott manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 13,021,700 Shares beneficially owned by Sprott Gold came from the working capital of Sprott Gold.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 36,519,988 Shares beneficially owned by Mr. Sprott as a result of Mr. Sprott being a control person of Sprott came from the working capital of certain private investment funds and managed accounts that Sprott manages.  The funds for the purchase of 2,557,600 Shares directly owned by Mr. Sprott in his personal capacity came from Mr. Sprott's personal funds.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons, from time to time, may communicate with the Issuer and other holders of Shares.  The Reporting Persons may also in the future purchase additional Shares or dispose of some or all of their Shares in open-market transactions or privately negotiated transactions.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, Sprott may be deemed to be the beneficial owner of 36,519,988 Shares, constituting 20% of the Shares, based upon 182,215,706 Shares outstanding as of the date hereof.  Sprott has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 36,519,988 Shares.  Sprott has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 36,519,988 Shares.

As of the date hereof, Sprott Gold may be deemed to be the beneficial owner of 13,021,700 Shares, constituting 7.1% of the Shares, based upon 182,215,706 Shares outstanding as of the date hereof.  Sprott Gold has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 13,021,700 Shares.  Sprott Gold has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 13,021,700 Shares.

As of the date hereof, Mr. Sprott may be deemed to be the beneficial owner of 39,077,588 Shares, constituting 21.4% of the Shares, based upon 182,215,706 Shares outstanding as of the date hereof.  Mr. Sprott has the sole power to vote or direct the vote of 2,557,600 Shares and the shared power to vote or direct the vote of 36,519,988 Shares.  Mr. Sprott has the sole power to dispose or direct the disposition of 2,557,600 Shares and the shared power to dispose or direct the disposition of 36,519,988 Shares.

The transactions the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2013
(Date)

Sprott Inc.

By: /s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Sprott Gold and Precious Minerals Fund

By: /s/ Kirstin McTaggart
Name: Kirstin McTaggart Title: Chief Compliance Officer

Eric S. Sprott

By: /s/ Eric S. Sprott

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF SPROTT INC.

The following table sets forth certain information with respect to each executive officer and director of Sprott, as of October 10, 2013.

Name and Title	Principal Occupation	Country of Citizenship	Present Principal Occupation or Employment

Eric S. Sprott, Chairman	Chief Executive Officer	Canada
Mr. Sprott is Chief Executive Officer of Sprott Asset Management L.P. He is Chief Executive Officer and a Director of SAM GP He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.

Marc Faber, Director	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.

James T. Roddy, Director	Corporate Director	Canada	Mr. Roddy is retired.

Arthur Richards Rule, Director	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.

Paul H. Stephens, Director	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC

Peter Grosskopf, Chief Executive Officer	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp.

Kevin Bambrough, President	President	Canada	Mr. Bambrough is President of Sprott Inc., President and Chief Executive Officer of Sprott Consulting L.P. and Sprott Consulting GP and Market Strategist of Sprott Asset Management L.P.
Steven Rostowsky, Chief Financial Officer	Chief Financial Officer	Canada	Mr. Rostowsky is the Chief Financial Officer of Sprott Asset Management L.P., Chief Financial Officer of Sprott Inc., and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated October 10, 2013, relating to the Common Shares without par value of Atna Resources Ltd. shall be filed on behalf of the undersigned.

October 10, 2013
(Date)

Sprott Inc.

By: /s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Sprott Gold and Precious Minerals Fund

By: /s/ Kirstin McTaggart
Name: Kirstin McTaggart Title: Chief Compliance Officer

Eric S. Sprott

By: /s/ Eric S. Sprott

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Shares by Sprott Inc. on behalf of private funds (excluding Shares purchased on behalf of Sprott Gold and Precious Minerals Fund) and other managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/19/13	Private Placement Shares	19,928,300	N/A	$	c0.16

Schedule of Transactions in Shares by Sprott Gold and Precious Minerals Fund

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/19/13	Private Placement Shares	11,071,700	N/A	$	c0.16

Schedule of Transactions in Shares by Eric S. Sprott in his personal capacity

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/19/13	Private Placement Shares	2,400,000	N/A	$	c0.16

SK 03883 0003 1420133\